ARTICLES OF AMENDMENT
                                       OF
                               P.C. UNIVERSE, INC.

1. The name of the corporation is P.C. UNIVERSE, INC. a corporation organized and existing under the laws of the State of Florida.

2. Article III of the original Articles of Incorporation is deleted and the following new Article III is substituted in lieu thereof:

                                   ARTICLE III

         The maximum number of shares which the corporation is authorized to have outstanding at any one time is 100,000,000 shares of common stock having a par value of $0.0001 per share. All common shares of the corporation shall be voting shares having equal rights and preferences in all matters not otherwise provided by the Board of Directors. In addition, the corporation is also authorized to have outstanding a maximum of 10,000,000 shares of preferred stock having a par value of $0.001 per share. The Board of directors of the Company is authorized to issue the preferred stock from time to time in classes and series and is further authorized to establish such classes and series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each class or series, and to allow for the conversion of preferred stock into common stock. No Preferred stock has been issued by the Company as of the filing of the Articles of Amendment. Preferred stock may be utilized in making acquisitions.

3.       This amendment was adopted on June 30, 2000.

4. This amendment was approved by the shareholders of the corporation at a meeting held for that purpose on June 30, 2000. At said meeting all outstanding shares of common stock were represented and voted unanimously in favor of adoption of this amendment

In witness whereof I have hereunto subscribed my name this _____ day of __________, 20000

P.C. Universe, Inc.


by: __________________________
     Thomas Livia, Secretary